February 22, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.  Mr. Mark Cowan

         Document Control – EDGAR

RE:        Columbia Funds Variable Series Trust II

Columbia Variable Portfolio – Balanced Fund

Columbia Variable Portfolio – Dividend Opportunity Fund

    (formerly known as Columbia Variable Portfolio – Diversified Equity Income Fund)

Columbia Variable Portfolio – Emerging Markets Fund

    (formerly known as Columbia Variable Portfolio – Emerging Markets Opportunity Fund)

Columbia Variable Portfolio – Large Core Quantitative Fund

    (formerly known as Columbia Variable Portfolio – Dynamic Equity Fund)

Columbia Variable Portfolio – Limited Duration Credit Fund

Columbia Variable Portfolio – Short Duration U.S. Government Fund

    (to be known as Columbia Variable Portfolio – U.S. Government Mortgage Fund on May 1, 2013)

Variable Portfolio – BlackRock Global Inflation-Protected Securities Fund

    (formerly known as Columbia Variable Portfolio – Global Inflation Protected Securities Fund)

Variable Portfolio – Marsico Growth Fund

    (to be known as Variable Portfolio – Holland Large Cap Growth Fund on or about March 23, 2013)

Variable Portfolio – Partners Small Cap Growth Fund

Variable Portfolio – Sit Dividend Growth Fund

    (formerly known as Variable Portfolio – Davis New York Venture Fund)

Variable Portfolio – Victory Established Value Fund

    (formerly known as Variable Portfolio – Goldman Sachs Mid Cap Value Fund)

Variable Portfolio – Aggressive Portfolio

Variable Portfolio – Conservative Portfolio

Variable Portfolio – Moderately Aggressive Portfolio

Variable Portfolio – Moderately Conservative Portfolio

Variable Portfolio – Moderate Portfolio

      Post-Effective Amendment No. 28

      File No. 333-146374 / 811-22127

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 28 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectuses and Statements of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced funds.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectuses and SAI, except for the Principal Investment Strategies of the Fund, Principal Risks of Investing in the Fund, Past Performance and Fund Management: Portfolio Managers sections of the prospectuses are identical or substantially similar to those found in prior filings by the Registrant.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Anna Butskaya 612-671-4993.

Sincerely,

/S/	Scott R. Plummer
Scott R. Plummer Senior Vice President and Chief Legal Officer Columbia Funds Variable Series Trust II